UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Belk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.01 Par Value

Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

Class A — 07784H109

Class B — 07783B103

(CUSIP Number of Class of Securities)

Ralph A. Pitts
Executive Vice President,
General Counsel	With a Copy to:
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$100,048,000	$12,886.18

*Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,080,000 shares at $48.10 per share.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration Number: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This combined issuer Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO (“Schedule TO”) is filed by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 1,500,000 shares of its Class A common stock, $0.01 par value per share, and up to 580,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $48.10 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2014, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rules 13e-4(c) and 13e-3 of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address

The subject company is Belk, Inc., a Delaware corporation (“Belk”). The address of Belk’s principal executive office is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number is (704) 357-1000. The information set forth in “Section 9. Certain Information about Belk” of the Offer to Purchase is incorporated herein by reference.

(b) Securities

The subject securities are Class A and Class B common stock, $0.01 par value per share, of Belk. The number of shares of the Class A common stock outstanding on April 11, 2014 was 40,056,235. The number of shares of the Class B common stock outstanding on April 11, 2014 was 1,148,387. The total number of shares of Class A and Class B common stock outstanding on April 11, 2014 was 41,204,622.

(c) Trading Market and Price

There is no established trading market for either Class A common stock or Class B common stock. In fiscal year 2014, there were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock on the Over the Counter Bulletin Board and on the OTC Market, in the OTCQB Tier (formerly known as the “Pink Sheets”), under the symbols “BLKIA” and “BLKIB,” respectively. Certain information about recent sales prices of Belk’s common stock is set forth in “Section 7. Price Range of Shares; Dividends” of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is the subject company, Belk. For information about Belk, see Item 2(a) above.

The following table lists each person specified in Instruction C to Schedule TO. The business address and telephone number of each person is the same as Belk’s in Item 2(a) above. Other than our directors and executive officers listed below, there are no other persons who directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with Belk.

Name	Title
Thomas M. Belk, Jr.	Chairman of the Board and Chief Executive Officer
John R. Belk	Director, President and Chief Operating Officer
H.W. McKay Belk	Director
Erskine B. Bowles	Director
Jerri L. DeVard	Director
Elizabeth Valk Long	Director
Thomas C. Nelson	Director
John R. Thompson	Director
John L. Townsend, III	Director
Kathryn Bufano	President and Chief Merchandising Officer
Adam Orvos	Executive Vice President and Chief Financial Officer
Ralph A. Pitts	Executive Vice President, General Counsel and Secretary

Item 4. Terms of the Transaction.

(a) Material Terms

The information about the terms of the transaction set forth in the “Summary Term Sheet,” “Section 1. Number of Shares; Proration,” “Section 2. Tenders by Owners of Fewer than 100 Shares,” “Section 3. Procedure for Tendering Shares,” “Section 4. Withdrawal Rights,” “Section 5. Acceptance for Payment of Shares and Payment of Purchase Price,” “Section 6. Certain Conditions of the Offer,” “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase,” “Section 11. Source and Amount of Funds; Fees and Expenses,” “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act,” “Section 14. Legal Matters; Regulatory Approvals,” “Section 15. Material United States Federal Income Tax Consequences,” “Section 16. Extension of the Offer; Termination; Amendments,” “Section 17. Solicitation Fees and Expenses,” and “Section 18. Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases

There is no restriction on Belk’s directors and executive officers participating in the Offer. We do not presently know whether Belk’s directors and executive officers intend to tender their beneficially owned shares. See “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase for a more detailed discussion of the interests of insiders in the transaction. The percentage of shares owned by the non-tendering executive officers and directors of Belk will increase after the Offer has been completed. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase for a more detailed discussion of the effects of the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities

The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes

The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired

The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.

(c) Plans

The information set forth in “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds

The information set forth in “Section 11. Source and Amount of Funds; Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

(b) Conditions

The information set forth in “Section 6. Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership

The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions

The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations

The information set forth in “Section 17. Solicitation Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information

The information set forth in “Section 9. Certain Information About Belk – Selected Financial Data” in the Offer to Purchase is incorporated herein by reference.

(b) Pro Forma Information

The information set forth in “Section 9. Certain Information About Belk – Selected Financial Data” in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings

(1) The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(2) The information set forth in “Section 14. Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) To the knowledge of Belk, no material legal proceedings relating to the tender offer are pending.

(c) Other Material Information

None.

Item 12. Exhibits.

(a)(1)	Form of Offer to Purchase, dated April 24, 2014.

(a)(2)	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 24, 2014.

(a)(4)	Form of Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 24, 2014.

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10-Q, filed on June 12, 2008).

(d)(2)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(d)(3)	Belk, Inc. 2011-2013 Stretch Incentive Plan (incorporated by reference to Exhibit 10.6 of Belk’s Annual Report on Form 10-K, filed on April 12, 2011).

(d)(4)	Belk, Inc. 2014-2016 Stretch Incentive Plan (incorporated by reference to Exhibit 10.9 of Belk’s Annual Report on Form 10-K, filed on April 17, 2013).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3. Item 2. Subject Company Information.

(d) Dividends

The information set forth in “Section 7. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

(e) Prior Public Offerings

Belk has not made an underwritten public offering of Class A or Class B common stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) Prior Stock Purchases

On May 23, 2013, Belk purchased from tendering stockholders 1,741,669 shares of Class A common stock and 296,560 shares of Class B common stock at the purchase price of $50.00 per share. On May 22, 2012, Belk purchased from tendering stockholders 2,235,009 shares of Class A common stock and 266,136 shares of Class B common stock at the purchase price of $40.80 per share. These are the only purchases of Class A and Class B common stock made by Belk in the last two fiscal years.

Schedule 13E-3. Item 3. Identity and Background of Filing Persons

(b) Business and Background of Entities

Not applicable.

(c) Business and Background of Natural Persons

The information set forth in “Section 9. Certain Information about Belk – Management Information” of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 4. Terms of the Transaction.

(c) Different Terms

There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

(d) Appraisal Rights

Stockholders are not entitled to any appraisal or dissenter’s rights under Delaware law as a result of the Offer.

(e) Provisions for Unaffiliated Security Holders

Belk has not made any provision to grant unaffiliated stockholders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f) Eligibility for Listing or Trading

Not applicable.

Schedule 13E-3. Item 5. Contacts, Transactions, Negotiations and Agreements.

(a) Transactions

The information set forth in “Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Significant Corporate Events

The information set forth in “Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(c) Negotiations or Contacts

The information set forth in “Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes

The information set forth in “Special Factors – Purposes of the Offer; Alternatives” in the Offer to Purchase is incorporated herein by reference.

(b) Alternatives

The information set forth in “Special Factors – Purposes of the Offer; Alternatives” in the Offer to Purchase is incorporated herein by reference.

(c) Reasons

The information set forth in “Special Factors – Purposes of the Offer; Alternatives” in the Offer to Purchase is incorporated herein by reference.

(d) Effects

The information set forth in “Special Factors – Effects of the Offer Generally,” “Special Factors – Effects of the Offer on Affiliated and Unaffiliated Stockholders” and “Special Factors – Material Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 8. Fairness of the Transaction.

(a) Fairness

The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b) Factors Considered in Determining Fairness

The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” and “Special Factors – Discussion of Appraisal” in the Offer to Purchase is incorporated herein by reference.

(c) Approval of Security Holders

The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(d) Unaffiliated Representative

The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(e) Approval of Directors

The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(f) Other Offers

Not applicable.

Schedule 13E-3. Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal

The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” and “Special Factors – Discussion of Appraisal” in the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Special Factors – Discussion of Appraisal” in the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents

A copy of the Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates is filed as Exhibit (a)(7) hereto and is available for inspection at Belk’s principal executive offices at the address provided in 2(a) above during regular business hours by any interested stockholder of Belk or representative who has been so designated in writing. A copy of the report will be transmitted by Belk to any interested stockholder or representative who has been so designated in writing upon written request and at the expense of the requesting stockholder.

Schedule 13E-3. Item 10. Source and Amount of Funds or Other Consideration.

(c) Expenses

The information set forth in “Section 11. Source and Amount of Funds; Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction

Belk has not granted any stockholder (including any executive officer or director) any voting or similar rights in connection with the Offer. There is no restriction on Belk’s directors or executive officers participating in the Offer. We do not presently know whether Belk’s directors and executive officers intend to tender their beneficially owned shares. See “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase for a more detailed discussion of the interests of insiders in the transaction.

(e) Recommendations of Others

To the extent known by Belk after reasonable inquiry, no executive officer or director of Belk has made a recommendation either in support of or opposed to the Offer. The information set forth in “Special Factors – No Recommendation” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 13. Financial Statements.

(a) Financial Information

The information set forth in “Section 9. Certain Information About Belk – Selected Financial Data” in the Offer to Purchase is incorporated herein by reference.

(b) Pro Forma Information

The information set forth in “Section 9. Certain Information About Belk – Selected Financial Data” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 14. Persons/ Assets Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets

Employees of Belk may perform administrative tasks in connection with this Offer and they will not be separately compensated for such services. The information set forth in “Section 17. Solicitation Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 15. Additional Information.

(b) Golden Parachute Compensation

The Offer will not trigger any compensatory “golden parachute” payment to any named executive officer of the Company.

Schedule 13E-3. Item 16. Exhibits.

(c) A copy of the Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates is filed as Exhibit (a)(7) hereto.

(f) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2014

Belk, Inc.

By:	/s/ Ralph A. Pitts
	Name:	Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibits
(a)(1)	Form of Offer to Purchase, dated April 24, 2014.

(a)(2)	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 24, 2014.

(a)(4)	Form of Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 24, 2014.

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10-Q, filed on June 12, 2008).

(d)(2)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(d)(3)	Belk, Inc. 2011-2013 Stretch Incentive Plan (incorporated by reference to Exhibit 10.6 of Belk’s Annual Report on Form 10-K, filed on April 12, 2011).

(d)(4)	Belk, Inc. 2014-2016 Stretch Incentive Plan (incorporated by reference to Exhibit 10.9 of Belk’s Annual Report on Form 10-K, filed on April 17, 2013).

(g)	Not applicable.

(h)	Not applicable.